POLYMET MINING CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended October 31, 2016

PolyMet Mining Corp.
Condensed Interim Consolidated Balance Sheets
Unaudited - All figures in thousands of U.S. Dollars

	October 31,	January 31,
	2016	2016

ASSETS

Current
Cash	$25,544	$10,256
Amounts receivable	842	429
Prepaid expenses	1,012	1,285
	27,398	11,970
Non-Current
Amounts receivable (Note 5)	2,301	2,153
Mineral Property, Plant and Equipment (Notes 3 and 4)	351,165	321,649
Wetland Credit Intangible (Note 5)	1,888	1,888
Total Assets	382,752	337,660

LIABILITIES

Current
Accounts payable and accrued liabilities	2,705	3,348
Non-convertible debt (Notes 7 and 9)	-	4,962
Environmental rehabilitation provision (Note 6)	2,659	1,498
	5,364	9,808
Non-Current
Convertible debt (Notes 7 and 8)	40,454	35,986
Non-convertible debt (Notes 7 and 9)	63,088	43,023
Environmental rehabilitation provision (Note 6)	64,500	64,186

Total Liabilities	173,406	153,003

SHAREHOLDERS’ EQUITY

Share Capital (Note 10)	268,282	242,917
Share Premium	1,151	1,151
Equity Reserves	59,084	53,759
Deficit	(119,171)	(113,170)

Total Shareholders’ Equity	209,346	184,657

Total Liabilities and Shareholders’ Equity	$382,752	$337,660

Commitments and Contingencies (Note 13)

ON BEHALF OF THE BOARD OF DIRECTORS:

/S/ Jonathan Cherry	, Director	/S/ Dr. David Dreisinger	, Director

- See Accompanying Notes –

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
Unaudited - All figures in thousands of U.S. Dollars, except for shares and per share amounts

	Three months ended		Nine months ended
		October 31,		October 31,
	2016	2015	2016	2015

General and Administrative Expenses
Salaries and benefits	$292	$302	$909	$903
Share-based compensation (Note 10)	137	148	997	401
Director fees and expenses	85	74	231	222
Professional fees	43	52	257	250
Filing and regulatory fees	7	17	129	151
Investor and public relations	216	389	898	1,154
Travel	118	68	273	223
Rent and other office expenses	50	65	173	197
Insurance	44	47	127	156
Amortization	1	8	17	24
Total General and Administrative Expenses	993	1,170	4,011	3,681

Other Expenses (Income)
Finance costs - net (Note 11)	1,103	498	2,011	1,407
Loss (gain) on foreign exchange	-	(2)	(1)	5
Loss on disposal of Wetland Credit Intangible (Note 5)	-	-	-	1,852
Rental income	(2)	(5)	(20)	(28)
Total Other Expenses (Income)	1,101	491	1,990	3,236

Loss for the Period	2,094	1,661	6,001	6,917

Other Comprehensive Income
Items that may be subsequently reclassified to profit or loss:
Unrealized gain on available-for-sale financial instrument (Note 5)	(57)	(59)	(161)	(134)

Other Comprehensive Income for the Period	(57)	(59)	(161)	(134)

Total Comprehensive Loss for the Period – Net of Tax	2,037	1,602	5,840	6,783

Basic and Diluted Loss per Share	$(0.01)	$(0.01)	$(0.02)	$(0.02)

Weighted Average Number of Shares	282,365,628	276,793,424	279,271,703	276,596,272

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
Unaudited - All figures in thousands of U.S. Dollars, except for shares

	Share Capital (authorized = unlimited)			Equity Reserves
		Paid-in			Accumulated			Total
	Issued	Share	Share	Contributed	Other Comp	Equity		Shareholders'
	Shares	Capital	Premium	Surplus	Income	Reserves	Deficit	Equity
Balance - January 31, 2015	276,351,374	$241,489	$3,007	$51,704	$-	$51,704	$(103,824)	$192,376
Total comprehensive loss for the year	-	-	-	-	134	134	(6,917)	(6,783)
Refinance of convertible debenture (Notes 7 and 8)	-	-	(1,241)	1,241	-	1,241	-	-
Payment of land purchase options (Note 10)	153,615	149	-	-	-	-	-	149
Exercise of share options (Note 10)	75,000	85	-	(25)	-	(25)	-	60
Vesting of restricted shares and RSU’s (Note 10)	729,670	715	-	(870)	-	(870)	-	(155)
Share-based compensation (Note 10)	(23,000)	-	-	733	-	733	-	733
Bonus share cost amortization (Note 10)	-	-	-	257	-	257	-	257
Balance - October 31, 2015	277,286,659	$242,438	$1,766	$53,040	$134	$53,174	$(110,741)	$186,637

	Share Capital (authorized = unlimited)			Equity Reserves
		Paid-in			Accumulated			Total
	Issued	Share	Share	Contributed	Other Comp	Equity		Shareholders'
	Shares	Capital	Premium	Surplus	Income	Reserves	Deficit	Equity
Balance - January 31, 2016	277,557,082	$242,917	$1,151	$53,560	$199	$53,759	$(113,170)	$184,657
Total comprehensive loss for the year	-	-	-	-	161	161	(6,001)	(5,840)
Private placement and issuance costs (Note 10)	40,074,418	25,091	-	3,444	-	3,444	-	28,535
Refinance of debentures (Notes 7, 8, and 9)	-	-	-	250	-	250	-	250
Payment of land purchase options (Note 10)	183,236	150	-	-	-	-	-	150
Vesting of restricted shares and RSU’s (Note 10)	115,888	124	-	(124)	-	(124)	-	-
Share-based compensation (Note 10)	-	-	-	1,366	-	1,366	-	1,366
Bonus share cost amortization (Note 10)	-	-	-	228	-	228	-	228
Balance - October 31, 2016	317,930,624	$268,282	$1,151	$58,724	$360	$59,084	$(119,171)	$209,346

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Cash Flows
Unaudited - All figures in thousands of U.S. Dollars

	Three months ended		Nine months ended
		October 31,		October 31,
	2016	2015	2016	2015

Operating Activities
Loss for the period	$(2,094)	$(1,661)	$(6,001)	$(6,917)
Items not involving cash
Amortization	1	8	17	24
Environmental rehabilitation provision accretion (Note 6)	322	438	1,087	1,229
Share-based compensation (Note 10)	137	148	997	401
Unrealized gain on foreign exchange	13	-	5	4
Loss on disposal of wetland credit intangible (Note 5)	-	-	-	1,852
Gain on disposal of available-for-sale financial instruments (Note 5)	-	-	(8)	-
Changes in non-cash working capital
Amounts receivable	23	20	(24)	323
Prepaid expenses	(115)	207	273	201
Accounts payable and accrued liabilities	230	(41)	(220)	(222)
Net cash used in operating activities	(1,483)	(881)	(3,874)	(3,105)

Financing Activities
Share issuance proceeds, net of costs (Note 10)	28,085	35	28,085	60
Debenture funding, net of costs (Notes 7 and 9)	3,000	6,000	13,943	21,954
Debenture repayment (Notes 7 and 9)	-	-	(5,111)	-
Cash settled RSU’s (Note 10)	-	(155)	-	(155)
Net cash provided by financing activities	31,085	5,880	36,917	21,859

Investing Activities
Property, plant and equipment purchases (Note 4)	(6,339)	(6,138)	(17,832)	(19,922)
Available-for-sale financial instrument disposal proceeds (Note 5)	-	-	82	-
Wetland credit intangible purchases (Note 5)	-	-	-	(100)
Net cash used in investing activities	(6,339)	(6,138)	(17,750)	(20,022)

Net Increase (Decrease) in Cash	23,263	(1,139)	15,293	(1,268)
Effect of Foreign Exchange on Cash	(13)	-	(5)	(4)
Cash - Beginning of period	2,294	9,168	10,256	9,301
Cash - End of period	$25,544	$8,029	$25,544	$8,029

Supplementary information:
Accounts payable and accrued liabilities related to PP&E	$(1,088)	$(769)	$(423)	$20
Debt accretion and capitalized interest (Notes 7, 8 and 9)	3,863	1,460	10,739	3,099
Share-based compensation related to PP&E (Note 10)	58	16	369	332
Bonus share amortization related to PP&E (Note 10)	76	76	228	257
Fair value of shares issued for land options (Note 10)	$50	$50	$150	$149

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1.	Nature of Business

PolyMet Mining Corp. was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998. Through its 100%-owned subsidiary, Poly Met Mining, Inc. (“PolyMet US” and, together with PolyMet Mining Corp., “PolyMet” or the “Company”) the Company is engaged in the exploration and development of natural resource properties. The Company’s primary mineral property is the NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, USA which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body. The realization of the Company’s investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain permits necessary to construct and operate NorthMet, the ability to obtain financing necessary to complete the exploration and development of NorthMet, and future profitable operations or alternatively, disposal of the investment on an advantageous basis.

The corporate address and records office of the Company are located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada M5X 1C7, and 700 West Georgia, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3, respectively. The executive office of Poly Met Mining, Inc. (“PolyMet US”), the Company’s wholly-owned subsidiary, is located at 444 Cedar Street, Suite 2060, St. Paul, Minnesota, United States of America, 55101.

The condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Summary of Significant Accounting Policies

Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as set out in Note 2 of the audited consolidated financial statements for the year ended January 31, 2016. These condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2016. These condensed interim consolidated financial statements were approved by the Board of Directors on December 8, 2016.

3.	Mineral Property Agreements

NorthMet, Minnesota, U.S.A.

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain property in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The initial term of the perpetually renewable lease was 20 years and called for total lease payments of $1.475 million. The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the term by continuing to make $150,000 annual lease payments on each successive anniversary date. All lease payments have been paid to October 31, 2016. The next payment is due in January 2017.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company. The Company’s recovery of $2.525 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to an agreement effective December 1, 2008, the Company leases certain property in St. Louis County, Minnesota from LMC Minerals. The initial term of the renewable lease is 20 years and calls for minimum annual lease payments of $3,000 for the first four years after which the minimum annual lease payment increased to $30,000. The initial term may be extended for up to four additional five-year periods on the same terms. All lease payments have been paid to October 31, 2016. The next payment was due during November 2016 and was paid subsequent to quarter end.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company. The Company’s recovery of $0.129 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, PolyMet holds mineral rights and the right to mine upon receiving the required permits. PolyMet has proposed to acquire surface rights through a land exchange (see Note 9a).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

4.	Mineral Property, Plant and Equipment

Details of Mineral Property, Plant, and Equipment are as follows:

		Other fixed
Net Book Value	NorthMet	assets	Total
Balance at January 31, 2016	$321,559	$90	$321,649
Additions	28,348	16	28,364
Changes to environmental rehabilitation provision (Note 6)	1,197	-	1,197
Amortization	-	(45)	(45)
Balance at October 31, 2016	$351,104	$61	$351,165

	October 31,	January 31,
NorthMet	2016	2016
Mineral property acquisition and interest costs	$63,988	$53,041
Mine plan and development	46,774	45,422
Environmental	108,116	95,709
Consulting and wages	48,299	45,770
Reclamation and remediation (Note 6)	63,382	62,185
Site activities	19,596	18,483
Mine equipment	949	949

Total	$351,104	$321,559

Erie Plant, Minnesota, U.S.A.

In February 2004, the Company entered into an option with Cliffs Natural Resources Inc. (“Cliffs”) to purchase 100% ownership of large parts of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota (the “Erie Plant”). The Company exercised this option in November 2005 under the Asset Purchase Agreement with Cliffs.

In December 2006, the Company acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of and contiguous to its existing tailings storage facilities.

The consideration paid for the Erie Plant and associated infrastructure was $18.9 million in cash and 9,200,547 shares at a fair market value of $13.953 million.

The Company indemnified Cliffs for reclamation and remediation obligations as a result of the above purchases (see Note 6). These obligations are presently contractual in nature under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the Company’s obligations will be direct with the governing bodies.

During the nine months ended October 31, 2016, the Company capitalized 100% of the borrowing costs on the convertible debt (see Note 8) and non-convertible debt (see Note 9) in the amount of $10.739 million (October 31, 2015 - $3.099 million) as part of the cost of NorthMet assets. As NorthMet assets are not in use or capable of operating in a manner intended by management, no amortization of these assets has been recorded to October 31, 2016.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

5.	Wetland Credit Intangible and EIP Receivable

Details of Wetland Credit Intangibles are as follows:

	Nine months ended	Year ended
	October 31, 2016	January 31, 2016
Wetland Credit Intangible – beginning of period	$1,888	$6,192
Additions	-	100
Disposals	-	(4,404)

Wetland Credit Intangible – end of period	$1,888	$1,888

In March 2012, the Company acquired a secured interest in land owned by AG for Waterfowl, LLP ("AG") that is permitted for wetland restoration. AG subsequently assigned the agreement to EIP Minnesota, LLC (“EIP”) in September 2012. EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper governmental authorities. As part of the initial consideration, AG received warrants to purchase 1,249,315 common shares at $1.3007 per share. These warrants expired on December 31, 2015.

On April 6, 2015, the Company entered into a revised agreement with EIP whereby EIP will seek to sell credits that PolyMet does not need to third parties and, over time, reimburse PolyMet for its costs. The financial instrument has been designated as available for sale. Upon closing of the transaction, the Company recognized the receivable at fair value calculated using a 9.25% discount rate and 12 year term resulting in a receivable of $2.552 million and a non-cash loss of $1.852 million. The Company will account for subsequent fair value changes through other comprehensive income or loss. Under the agreement, PolyMet retains the right to purchase up to 300 credits until February 28, 2017 with additional payments due only if PolyMet exercises that right in part or in full.

Details of the EIP receivable are as follows:

	Nine months ended	Year ended
	October 31, 2016	January 31, 2016
EIP Receivable – beginning of period	$2,517	$-
Initial recognition	-	2,552
Collections from EIP	(82)	(250)
Accretion	169	192
Gain on re-measurement	-	23
EIP Receivable – end of period	2,604	2,517
Less current portion	(303)	(364)

Non-current portion	$2,301	$2,153

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

6.	Environmental Rehabilitation Provision

Details of Environmental Rehabilitation Provision are as follows:

	Nine months ended	Year ended
	October 31, 2016	January 31, 2016
Environmental Rehabilitation Provision – beginning of period	$65,684	$72,260
Change in estimated liability	-	(4,230)
Liabilities discharged	(809)	(970)
Accretion expense	1,087	1,663
Change in risk-free interest rate	1,197	(3,039)
Environmental Rehabilitation Provision – end of period	67,159	65,684
Less current portion	(2,659)	(1,498)

Non-current portion	$64,500	$64,186

Federal, state and local laws and regulations concerning environmental protection affect the Company’s NorthMet assets. As part of the consideration for the Cliffs Purchase Agreements (see Note 4), the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property. The Company’s provisions are based upon existing laws and regulations. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required both short-term and long-term mitigation. Field study activities were completed in 2010 and 2011 and short-term mitigations were initiated in 2011 as outlined in the plans and approved by the MPCA. In April 2012, long-term mitigation plans were submitted to the MPCA for its review and approval. In October 2012, a response was received from the MPCA approving plans for pilot tests of various treatment options to determine the best course of action. Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October 2012 response from the MPCA and subsequent communications to January 31, 2015, amongst the MPCA, Cliffs and the Company provide increasing clarification of the potential liability for the long-term mitigation included in the Company’s environmental rehabilitation provision. Additional communications amongst the parties during the year ended January 31, 2016 led to further understanding of the water quality requirements and permissible mitigation plans resulting in a $4.2 million decrease to the provision during the year ended January 31, 2016.

The Company’s best estimate of the environmental rehabilitation provision at October 31, 2016 was $67.2 million (January 31, 2016 - $65.7 million) based on estimated cash flows required to settle this obligation in present day costs of $68.7 million (January 31, 2016 - $69.5 million), a projected inflation rate of 2.00% (January 31, 2016 - 2.00%), a market risk-free interest rate of 2.25% (January 31, 2016 - 2.36%) and expenditures expected to occur over a period of approximately 31 years.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7.	Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing and other agreements comprising:

•

Equity – five separate agreements comprising $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches; a $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches; a $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche; a $20.960 million purchase of PolyMet common shares in the 2013 Rights Offering; and a $10.583 million purchase of PolyMet common shares in the 2016 Private Placement (see Note 10);

•	Convertible debt (“Glencore Convertible Debt”) – agreement comprising $25.0 million initial principal secured convertible debentures drawn in four tranches (see Note 8);

•

Non-convertible debt (“Glencore Non-Convertible Debt”) – three separate agreements comprising $30.0 million initial principal secured debentures in calendar 2015 drawn in four tranches; an $11.0 million initial principal secured debenture in calendar 2016 drawn in one tranche; and a $14.0 million initial principal secured debenture in calendar 2016 drawn in four tranches (see Note 9b);

•

Marketing Agreement whereby Glencore committed to purchase all of the Company’s production of concentrates, metal, or intermediate products on market terms at the time of delivery for at least the first five years of production; and

•

Corporate Governance Agreement whereby from January 1, 2014 as long as Glencore holds 10% or more of PolyMet's shares (on a fully diluted basis), Glencore has the right, but not obligation, to nominate at least one director and not more than the number of directors proportionate to Glencore's fully diluted ownership of PolyMet, rounded down to the nearest whole number, such number to not exceed 49% of the total board.

As a result of these financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's ownership and ownership rights of PolyMet as at October 31, 2016 comprises:

•	92,836,072 shares representing 29.2% of PolyMet's issued shares;

•

Glencore Convertible Debt exchangeable through the exercise of an exchange warrant (“Exchange Warrant”) at $1.2696 per share into 31,940,430 common shares of PolyMet (including capitalized and accrued interest as at October 31, 2016) until the Repayment Date, which is the earlier of March 31, 2018, availability of $100 million of debt or equity financing, or an earlier date on which PolyMet can demonstrate that it is prudent to repay the debentures, subject to ten days notice during which time Glencore can elect to exercise the Exchange Warrant, and where the exercise price and the number of shares issuable are subject to conventional anti- dilution provisions. See Note 8 for additional details;

•

Warrants to purchase 6,458,001 common shares at $0.8231 per share at any time until December 31, 2017, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet common shares is equal to or greater than 150% of the exercise price and PolyMet has received permits and construction finance is available (“Early Maturity Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions;

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7.	Glencore Financing - Continued

•

Warrants to purchase 7,055,626 common shares at $1.00 per share at any time until October 28, 2021, subject to acceleration on the earlier of receipt of permits necessary to construct NorthMet or the 12 month anniversary of the issue date provided the 20-day VWAP of PolyMet common shares is equal to or greater than $1.50 (“Acceleration Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions. See 2016 Agreements below for additional details; and

•

Warrants to purchase 625,000 common shares at $0.7797 per share at any time until October 28, 2021, and where the exercise price and the number of warrants are subject to conventional anti- dilution provisions. See 2016 Agreements below for additional details.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 138,915,129 common shares of PolyMet, representing 38.2% on a partially diluted basis, that is, if no other options or warrants were exercised or 34.9% on a fully diluted basis, if all other options and warrants were exercised, whether they are in-the-money or not.

2016 Agreements
On June 3, 2016, the Company issued $3.0 million Tranche K secured debenture, on July 1, 2016 it issued $5.0 million Tranche L-1 secured debenture, on July 26, 2016 it issued $3.0 million Tranche L-2 secured debenture, and on August 5, 2016 it issued $3.0 million Tranche M secured debenture to Glencore. Each of these debentures bears interest at 12-month US dollar LIBOR plus 15.0%. The Company has provided security on these debentures covering all of the assets of PolyMet, including a pledge of PolyMet’s 100% ownership of Poly Met Mining, Inc. The due date of these debentures was the earlier of (i) March 31, 2017 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable. See Note 9b for additional details.

On September 14, 2016, the Company extended the term of the Glencore Non-Convertible Debt, the term of the Glencore Convertible Debt and the expiration date of the associated Exchange Warrant to the earlier of the Early Maturity Event or March 31, 2018. In connection with this extension, the Company issued warrants to purchase 625,000 common shares at $0.7797 per share at any time until October 28, 2021, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions. All other terms of the debt were unchanged. The transaction has been accounted for as a modification of the existing debentures with the $0.250 million fair value of the warrants allocated on a pro rata basis to the Glencore Non-Convertible Debt and Glencore Convertible Debt and an offsetting entry to equity reserves.

On October 28, 2016, the Company issued 14,111,251 units (“Glencore Units”) to Glencore for gross proceeds of $10.583 million pursuant to Glencore’s right to maintain its pro rata ownership following the private placement which closed on October 18, 2016. Each Glencore Unit consists of one common share and one half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $1.00 per share for a period beginning 6 months following the issue date and ending 60 months after the issue date, subject to the Acceleration Triggering Event, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions. See Note 10 for additional details.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

8.	Convertible Debt

Details of the Convertible Debt are as follows:

	Nine months ended	Year ended January
	October 31, 2016	31, 2016
Convertible Debt – beginning of period	$35,986	$33,451
Accretion and capitalized interest	4,468	2,535
Convertible Debt – end of period	40,454	35,986
Less current portion	-	-

Non-current portion	$40,454	$35,986

Since October 2008, the Company has issued $25.0 million of secured convertible debentures to Glencore. The Company has provided security on these debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US.

These debentures bear interest at 12-month US dollar LIBOR plus 4.0% through July 31, 2015, 12-month US dollar LIBOR plus 8.0% through December 31, 2015, and 12-month US dollar LIBOR plus 15.0% beginning January 1, 2016. Interest is compounded quarterly and payable in cash or by increasing the principal amount of the debentures, at Glencore’s option. Since inception, $15.454 million of interest had been accreted and capitalized to the principal amount of the debenture. All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the nine months ended October 31, 2016.

Following the amendments agreed to on September 14, 2016 (see Note 7), the due date of these debentures is the earlier of (i) March 31, 2018 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.  Upon receipt of ten days notice of PolyMet’s intention to repay the debentures Glencore can exercise the Exchange Warrant and exchange the initial principal and capitalized interest into common shares of PolyMet at $1.2920 per share.  As a result of anti-dilution provisions in the agreement, following the private placement which closed on October 18, 2016, the exchange price was adjusted to $1.2696 per share from $1.2920 per share (see Note 10).  The adjustment did not impact the financial statements.  Glencore has the right to exchange some or all of the debentures at any time under the same conversion terms.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

9.	Non-Convertible Debt

Details of Non-Convertible Debt are as follows:

	Nine months ended	Year ended
	October 31, 2016	January 31, 2016
IRRRB – beginning of period	$4,962	$4,614
Accretion and capitalized interest	149	348
Repayment	(5,111)	-
IRRRB – end of period (Note 9a)	-	4,962

Glencore – beginning of period	43,023	7,855
Accretion and capitalized interest	6,122	2,214
Funding, net of costs	13,943	32,954
Glencore – end of period (Note 9b)	63,088	43,023

Total Non-Convertible Debt	63,088	47,985
Less current portion	-	(4,962)

Non-current portion	$63,088	$43,023

a)	IRRRB

During the nine months ended October 31, 2016, the Company fully repaid a $4.0 million initial principal loan, drawn in June 2011 from the Iron Range Resources & Rehabilitation Board ("IRRRB"). The loan was used to exercise the Company’s options to acquire land as part of the proposed land exchange with the United States Forest Service (“USFS”). The loan was secured by the land acquired and carried a fixed interest rate of 5%, compounded annually. Warrants giving the IRRRB the right to purchase 461,286 shares of its common shares at $2.1678 per share expired on June 30, 2016. All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the nine months ended October 31, 2016.

b)	Glencore

Since January 2015, the Company has issued $55.0 million of secured non-convertible debentures to Glencore, including $14.0 million during the nine months ended October 31, 2016. On June 3, 2016, the Company issued $3.0 million Tranche K secured debenture, on July 1, 2016 it issued $5.0 million Tranche L-1 secured debenture, on July 26, 2016 it issued $3.0 million Tranche L-2 secured debenture, and on August 5, 2016 it issued $3.0 million Tranche M secured debenture to Glencore. The Company has provided security on these debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US. Each of these debentures bears interest at 12-month US dollar LIBOR plus 15.0%. The due date of these debentures was the earlier of (i) March 31, 2017 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.

On September 14, 2016, the Company extended the term of the Glencore Non-Convertible Debentures to the earlier of the Early Maturity Event or March 31, 2018. See Note 7 for additional details.

All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the nine months ended October 31, 2016.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital

	a)	Share Issuances for Cash and Land Acquisition

On October 18, 2016, the Company issued 25,963,167 units (“Placement Units”) in a Private Placement to subscribers for gross proceeds of $19.472 million. Each Placement Unit consists of one common share and one half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $1.00 per share for a period beginning 6 months following the issue date and ending 60 months after the issue date, subject to the Acceleration Triggering Event, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions. A total of 25,963,167 common shares and 13,641,586 purchase warrants were issued under this transaction, including 660,005 broker warrants issued to the underwriters. The amount attributable to common shares was $15.881 million and the amount attributable to warrants was $2.174 million, which includes the broker warrant fair value of $0.151 million. Transaction costs for the issuance were $1.568 million. The closing triggered customary anti-dilution provisions for the Exchange Warrant (see Note 8).

On October 28, 2016, the Company issued 14,111,251 units (“Glencore Units”) to Glencore for gross proceeds of $10.583 million pursuant to Glencore’s right to maintain its pro rata ownership following the Private Placement which closed on October 18, 2016. Each Glencore Unit consists of one common share and one half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $1.00 per share for a period beginning 6 months following the issue date and ending 60 months after the issue date, subject to the Acceleration Triggering Event, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions. A total of 14,111,251 common shares and 7,055,626 purchase warrants were issued under this transaction. The amount attributable to common shares was $9.210 million and the amount attributable to warrants was $1.270 million. Transaction costs for the issuance were $0.103 million.

During the nine months ended October 31, 2016 the Company issued no shares (October 31, 2015 – 75,000 shares) pursuant to the exercise of share purchase options for proceeds of $nil (October 31, 2015 - $0.060 million).

During the nine months ended October 31, 2016 the Company issued 183,236 shares (October 31, 2015 – 153,615 shares) to maintain land purchase options.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital - Continued

	b)	Share-Based Compensation

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders. Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders’ on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on July 15, 2015. The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date, excluding 2,500,000 common shares pursuant to an exemption approved by the Toronto Stock Exchange.

During the nine months ended October 31, 2016, the Company recorded $1.366 million for share- based compensation (October 31, 2015 - $0.733 million) with $0.997 million expensed to share- based compensation (October 31, 2015 - $0.401 million) and $0.369 million capitalized to mineral property, plant and equipment (October 31, 2015 - $0.332 million). The offsetting entries were to equity reserves. Total share-based compensation for the period comprised $0.781 million for share options (October 31, 2015 - $0.146 million) and $0.585 million for restricted shares and restricted share units (October 31, 2015 - $0.587 million). Vesting of restricted share units and exercise of share options during the period resulted in $0.124 million being transferred from equity reserves to share capital and payables (October 31, 2015 - $0.895 million).

	c)	Share Options

Share options granted may not exceed a term of ten years and are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan. Details of share options are as follows:

	Nine months ended		Year ended
	October 31, 2016		January 31, 2016
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price (1)	Options	Price
Outstanding – beginning of period	18,975,002	$1.29	21,085,002	$1.33
Granted	2,827,000	0.76	338,000	1.50
Exercised	-	-	(275,000)	0.79
Expired	(3,290,000)	1.60	(2,173,000)	1.59
Outstanding – end of period	18,512,002	$1.16	18,975,002	$1.29

(1)

For information purposes, those share options granted with an exercise price in Canadian dollars (“CDN”) have been translated to the Company’s reporting currency using the exchange rate as at October 31, 2016 of 1.00 US$ = 1.34046 CDN$.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital - Continued

	c)	Share Options - Continued

The fair value of share options granted was estimated at the date of grant using the Black- Scholes Pricing Model with the following weighted average assumptions:

	Nine months ended	Year ended
	October 31, 2016	January 31, 2016
Risk-free interest rate	1.01% to 1.07%	0.93%
Expected dividend yield	Nil	Nil
Expected forfeiture rate	Nil	Nil
Expected volatility	55.88% to 59.17%	49.61%
Expected life in years	2.50 to 5.00	2.50
Weighted average fair value of each option	$0.27 to $0.38	$0.32

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

Details of share options outstanding as at October 31, 2016 are as follows:

	Number of	Number of
Range of Exercise	options	options	Weighted Average	Weighted Average
Prices (1)	outstanding	exercisable	Exercise Price (1)	Remaining Life
0.7110 to 0.8671	7,437,000	6,553,667	$ 0.75	4.69
0.9300 to 1.1500	6,907,002	6,907,002	1.02	5.70
1.5000 to 1.8816	1,928,000	1,928,000	1.66	3.48
2.1346 to 2.4886	840,000	640,000	2.32	1.22
2.5059 to 3.0695	1,400,000	1,227,500	2.65	0.90
	18,512,002	17,256,169	$ 1.16	4.50

(1)

For information purposes, those share options granted with an exercise price in Canadian dollars (“CDN”) have been translated to the Company’s reporting currency using the exchange rate as at October 31, 2016 of 1.00 US$ = 1.34046 CDN$.

As at October 31, 2016 all outstanding share options had vested and were exercisable, with the exception of 1,255,833, which were scheduled to vest upon completion of specific targets (Permits – 908,333; Construction – 87,500; Production – 200,000; Other – 60,000). The outstanding share options have expiry periods between 0.18 and 9.71 years.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital - Continued

	d)	Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan. Details of restricted shares and restricted share units are as follows:

	Nine months ended	Year ended
	October 31, 2016	January 31, 2016
	Number of Restricted	Number of Restricted
	Shares and Restricted	Shares and Restricted
	Share Units	Share Units
Outstanding - beginning of period	990,471	2,130,286
Issued	1,226,521	-
Forfeited	-	(64,667)
Vested	(115,888)	(1,075,148)
Outstanding - end of period	2,101,104	990,471

As at October 31, 2016 outstanding restricted shares and restricted share units were scheduled to vest upon completion of specific targets or dates (Permits – 157,391; Production – 157,390; December 2016 – 559,802; February 2018 – 1,226,521).

During the nine months ended October 31, 2016 there were no restricted share units settled with cash upon vesting (year ended January 31, 2016 – 254,125). The year ended January 31, 2016 includes 41,667 restricted share units and 23,000 restricted shares forfeited upon individuals ceasing to be eligible persons under the Plan.

e)	Bonus Shares

The bonus share incentive plan was established for the Company’s directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held on May 28, 2004. The Company has authorized 3,640,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest in NorthMet. At the Company’s Annual General Meeting of shareholders held on June 17, 2008, the disinterested shareholders approved the bonus shares for Milestone 4. Regulatory approval is required prior to issuance of these shares. Details of bonus shares are as follows:

	Nine months ended		Year ended
	October 31, 2016		January 31, 2016
		Authorized		Authorized
	Allocated	& Unissued	Allocated	& Unissued
Outstanding – beginning of period	3,150,000	3,640,000	3,150,000	3,640,000
Outstanding – end of period	3,150,000	3,640,000	3,150,000	3,640,000

The fair value of these unissued bonus shares is being amortized until the estimated date of issuance. During the nine months ended October 31, 2016, the Company recorded $0.228 million amortization related to Milestone 4 bonus shares (October 31, 2015 – $0.257 million), which was capitalized to Mineral Property, Plant and Equipment.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital - Continued

	f)	Share Purchase Warrants

Details of share purchase warrants are as follows:

	Nine months ended		Year ended
	October 31, 2016		January 31, 2016
		Weighted		Weighted
	Number of	Average	Number of	Average
	Purchase	Exercise	Purchase	Exercise
	Warrants	Price (US$)	Warrants	Price (US$)
Outstanding – beginning of period	6,919,287	$0.91	8,168,602	$1.35
Issued (Notes 7 and 10a)	21,322,212	0.99	-	-
Expiration (Notes 5 and 9a)	(461,286)	(2.17)	(1,249,315)	(1.30)
Glencore Adjustments	-	-	-	(0.48)
Outstanding – end of period	27,780,213	$0.95	6,919,287	$0.91

The outstanding share purchase warrants have expiry periods between 1.17 years and 4.99 years, subject to acceleration in certain circumstances.

The fair value of share purchase warrants granted was estimated at the date of grant using the Black-Scholes Pricing Model with the following weighted average assumptions:

	Nine months ended	Year ended
	October 31, 2016	January 31, 2016
Risk-free interest rate	0.98% to 1.33%	Nil
Expected dividend yield	Nil	Nil
Expected forfeiture rate	Nil	Nil
Expected volatility	55.58% to 58.47%	Nil
Expected life in years	2.50 to 5.00	Nil
Weighted average fair value of each warrant (1)	$0.19 to $0.40	Nil

(1)

The fair value of share purchase warrants was used in determining the allocation of net proceeds under the relative fair value method for Placement Units on October 18, 2016 and Glencore Units on October 28, 2016.

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the warrant is indicative of future trends, which may or may not necessarily be the actual outcome.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

11.	Finance Costs - Net

Details of net finance costs are as follows:

	Nine months ended October 31,
	2016	2015
Debt accretion and capitalized interest:
Convertible debt (Notes 7 and 8)	$4,468	$1,543
Non-convertible debt (Notes 7 and 9)	6,271	1,556
Environmental rehabilitation provision accretion (Note 6)	1,087	1,229
Other finance costs	948	194
Less: amounts capitalized on qualifying assets	(10,739)	(3,099)
Finance costs	2,035	1,423
Interest income:
Bank deposits	(24)	(16)
Finance income	(24)	(16)

Finance costs - net	$2,011	$1,407

12.	Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Nine months ended October 31,
	2016	2015
Salaries and other short-term benefits	$872	$827
Other long-term benefits	33	29
Share-based payment (1)	908	352
Total	$1,813	$1,208

(1)	Share-based payment represents the amount expensed during the period and are described in Note 10.

There are agreements with key employees that contain severance provisions for termination without cause or in the event of a take-over. Other than the President and Chief Executive Officer, none of PolyMet’s other directors has a service contract with the Company providing for benefits upon termination of their employment.

As a result of Glencore’s ownership of 29.2 % of the Company it is also a related party. PolyMet has entered into a Technical Services Agreement with Glencore whereby PolyMet reimburses Glencore for costs associated with providing technical support to PolyMet, primarily in detailed project design and mineral processing where PolyMet requests assistance under an agreed scope of work. During the nine months ended October 31, 2016, the Company recorded $nil (year ended January 31, 2016 - $3.350 million) for services under this agreement. PolyMet has also entered into a Financing Advisory Agreement with Glencore whereby PolyMet reimburses Glencore for costs associated with providing financing advisory support to PolyMet. During the nine months ended October 31, 2016, the Company recorded $0.730 million (year ended January 31, 2016 - $nil) for services under this agreement. Additional transactions with Glencore are described in Notes 7, 8, and 9.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

13.	Commitments and Contingencies

In addition to items described elsewhere in these financial statements:

a)

As at October 31, 2016, the Company had firm commitments related to the environmental permitting process, land options, consultants, and rent of approximately $1.6 million with the majority due over the next year and the remainder due over three years.

	b)	As at October 31, 2016, the Company had non-binding commitments to maintain its mineral lease rights of $0.180 million with all due in the next year.

14.	Financial Instruments and Risk Management

The Company’s financial instruments are classified as loans and receivables, available for sale, and other financial liabilities.

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 –	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 –	Inputs for the asset or liability that are not based on observable market data.

The fair values of cash, current amounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash.